February 13, 2017

VIA EDGAR CORRESPONDENCE

Kenneth Ellington

Chad Eskildsen

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Messrs. Ellington and Eskildsen:

We are writing to respond to the comments that you communicated to us by telephone on December 22, 2016, relating to the following annual reports: ProFunds Annual Report dated December 31, 2015; ProFunds Annual Report dated July 31, 2016; Access One Trust Annual Report dated October 31, 2016; Access One Trust Annual Report dated December 31, 2015; and ProShares Trust Annual Report dated May 31, 2016. ProFunds, Access One Trust, and ProShares Trust are collectively referred to as the “Registrants”, and each individually referred to as a “Registrant.” For ease of reference, the Staff’s comments have been restated in italics before our responses.

1.	Comment: With reference to each Registrant’s annual report, please state in each Fund’s Management Discussion of Fund Performance section that the Fund’s most current expense ratio can be found in the Financial Highlights section.

Response: The requested change will be made in each Registrant’s future annual and semiannual reports.

2.	Comment: With reference to each Registrant’s annual report, please include the expiration date, if any, for any rights held by each Fund.

Response: The requested change will be made in each Registrant’s future annual and semiannual reports.

3.	Comment: With reference to Notes to Financial Statements – Note 2 – Distributions to Shareholders in the annual reports of ProFunds and Access One Trust, please include a discussion of “book/tax” differences.

Response: ProFunds and Access One Trust shareholder reports include a discussion of “book/tax” differences in Note 2 – Distributions to Shareholders that describes the differences, outlined in FASB ASC 946-205-45-3, that arise from GAAP-basis accounting and amounts determined thru federal income regulations, as prescribed in FASB ASC 946-505-50-6.

4.	Comment: With reference to Notes to Financial Statements – Note 8 – Transactions with Lehman Holdings, Inc. in the annual reports of ProFunds and Access One Trust, please include the disclosures about (a) the receivables agreement between ProFund Advisors LLC and the Trust and (b) the related Lehman obligations as discussed in the EDGAR Correspondence filed with the Securities and Exchange Commission (“SEC”) on December 12, 2012 by Access One Trust.

Response: The disclosure in the annual reports of ProFunds and Access One Trust includes a description of the receivable agreement between ProFund Advisors LLC and the applicable Registrant. The related Lehman obligations, as discussed in the EDGAR Correspondence filed on December 12, 2012, are described in Note 8 of the annual shareholder reports. The amounts expected from Lehman and the receivables agreement are also noted in the Statements of Assets and Liabilities. The Registrants believe that all of the relevant disclosures discussed in the EDGAR Correspondence are included in the current disclosure and, therefore, do not believe that any additional disclosure is needed.

5.	Comment: With reference to Notes to Financial Statements – Note 17 – Transactions with Lehman Holdings, Inc. in the annual report of ProShares Trust, please include the disclosures about (a) the receivables agreement between ProShare Advisors LLC and the Trust and (b) the related Lehman obligations as discussed in the EDGAR Correspondence filed with the Securities and Exchange Commission on December 12, 2012 by Access One Trust.

Response: The requested change will be made in each Registrant’s future annual and semi-annual reports.

6.	Comment: With reference to Notes to Financial Statements – Note 4 in the annual reports of ProFunds, ProShares and Access One Trust, the funds’ recapture period appears to be longer than three years as it is based on the “expense limit period” for the funds and not based on the date of which the expenses were waived (See ASC 450-20-25, Loss Contingencies and FASB Financial Accounting Concepts 6, Elements of financial statements, paragraph 26 (“CON6”)). Please confirm that management has performed a “FAS 5” analysis and determined that a liability is not necessary. Please confirm that the funds’ auditor has reviewed the “FAS 5” analysis and agrees with the conclusion. Also, please disclose within Notes to Financial Statements – Note 4 and the prospectus fee table for ProFunds, ProShares and Access One Trust that any recoupments would be limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture.

Response: ProShare Advisors LLC (the “Advisor”) has performed a “FAS 5” analysis and determined that a liability is not required. The recapture period is three years for ProFunds and Access One Trust and generally five years for ProShares Trust. For amounts waived/reimbursed the recapture period of three/five years begins on the effective date of the subsequent Prospectus. ProShares Trust continues to believe that a five year recoupment period is reasonable and appropriate. An analysis of the disclosure contained in the Statements of Operations included in ProShares Trust’s annual reports for the past ten years shows that the Advisor has recouped previously waived advisory fees and/or reimbursed expense amounts on a limited number of occasions, and with respect to the vast majority of the current funds (112 of 123) with an expense limitation agreement the Advisor has yet to recoup any waived advisory fees and/or reimbursed expense amounts. Six funds experienced large enough asset growth to permit the Advisor to recoup all of the previously waived advisory fees and/or reimbursed expense amounts (i.e., Ultra S&P 500, Ultra Short S&P 500, Short S&P 500, UltraPro Short S&P 500, Short 20+ Year Treasury, and UltraShort 20+ Year Treasury). However, only two of the other 49 other funds included in ProShares Trust’s 2007 Annual Report, and only three of the other 80 funds with an expense limitation agreement included in ProShares Trust’s 2016 Annual Report, have achieved an asset size sufficient for the Advisor to recoup any previously waived advisory fees and/or reimbursed expense amounts. While a five year period provides the Advisor with the opportunity to recoup some of its previously waived advisory fees and/or reimbursed expense amounts, the probability of recoupment remains remote, therefore based on contingent liabilities standards set in FAS 5 no accrual is required. Management’s FAS 5 analysis has been discussed with our outside auditors, and they do not object to Management’s accounting treatment. In recognition of the Staff’s comment, the Registrants will add additional disclosure in future annual and semi-annual reports and prospectus fee tables for ProShares Trust, ProFunds, and Access One Trust clearly stating that recoupments would be limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture.

7.	Comment: With reference to the Statements of Assets and Liabilities in the annual reports of ProFunds and Access One Trust, please explain why the Trustee fees payable for certain Funds is zero.

Response: Trustees fees are paid quarterly. The amount of accrued but unpaid Trustee fees for certain Funds when less than $1.00 are presented as zero in the Funds’ statement of operations.

8.	Comment: With reference to the Financial Highlights in the annual report of ProFunds and ProShares Trust, please explain why the gross and net expense ratios for certain Funds (ProFund VP Dow 30, ProFund VP Falling U.S. Dollar, ProShares German Sovereign/Sub-Sovereign ETF, ProShares Inflation Expectations ETF, ProShares UltraShort MidCap400, ProShares UltraShort 3-7 Year Treasury) differ from the gross and net expense ratios disclosed in the Funds’ prospectus.

Response: Subsequent to the issuance of the referenced annual reports of ProFunds and ProShares Trust, certain vendor contracts were renegotiated, which resulted in a material decrease in Fund expenses. These fee reductions impacted the Funds to varying degrees, and were influenced by factors such as minimum contractual fee levels and transaction volumes. Consistent with the Instructions to Form N-1A, expense information disclosed in the affected Funds’ prospectus Fee Tables was restated using the current fees as if they had been in effect during the previous fiscal year. Additionally, with respect to ProShares Inflation Expectations ETF, the Advisor lowered the Fund’s expense cap from 75 basis points to 30 basis points.

9.	Comment: With reference to the annual reports of ProFunds VP, please explain why certain Funds (ProFunds VP Banks; ProFunds VP Biotechnology; ProFunds VP Oil & Gas; ProFunds VP Pharmaceuticals; ProFunds VP Semiconductor; ProFunds VP Telecommunications) disclose market exposure to swap agreements but do not disclose swap agreements in the Funds’ prospectus.

Response: Each Fund is permitted to invest in swap agreements as a secondary investment strategy, which is disclosed in each Fund’s statutory prospectus (see page 212) and Statement of Additional Information (see page 15). These Funds principally invest in common stock, and invest in swap agreements periodically and for short periods of time. As a result, swap agreements are not listed as a principal investment strategy in each Funds’ prospectus.

10.	Comment: With reference to the Financial Highlights for Short Oil & Gas ProFund in the annual report of ProFunds, please explain why the net expense ratio differs from the net expense ratio disclosed in the Fund’s prospectus.

Response: Subsequent to the issuance of the referenced annual report, certain vendor contracts were renegotiated, which resulted in a material decrease in Fund expenses. Consistent with the Instructions to Form N-1A, expense information disclosed in the Fund’s prospectus Fee Table was restated using the current fees as if they had been in effect during the previous fiscal year.

11.	Comment: Please update the Series / Class Identifiers for ProShares Trust in order to remove liquidated series.

Response: The Registrants are working to update the Series / Class Identifiers for ProShares Trust.

12.	Comment: With reference to the Largest Equity Holdings chart in the Management Discussion of Fund Performance section of ProShares Ultra Semiconductors in the annual report of ProShares Trust, please confirm that the Fund satisfies the asset diversification requirement for regulated investment companies.

Response: We confirm that ProShares Ultra Semiconductors, which has an October 31 tax year-end, has satisfied asset diversification requirements for regulated investment companies every quarter since its inception.

13.	Comment: With reference to the Schedule of Investments of ProShares Global Private Equity ETF in the annual report of ProShares Trust, please confirm that any Acquired Fund Fees and Expenses (AFFE) related to business development companies is factored into the AFFE calculation for this fund. AFFE was 0.12% in the most recent Prospectus which appears to be very low considering over 30% of the fund’s net assets are invested in business development companies.

Response: The Fund’s prospectus disclosure has been revised.

14.	Comment: With reference to Notes to Financial Statements – Note 2 – Significant Accounting Policies, please consider adding disclosure describing how business development company distributions are estimated between income and return of capital (similar to the disclosure provided for REITs).

Response: The requested change will be made in ProShares Trust’s future annual and semiannual reports.

15.	Comment: With reference to the Largest Equity Holdings chart in the Management Discussion of Fund Performance section of ProShares Ultra High Yield and ProShares Ultra Gold Miners in the annual report of ProShares Trust, please add disclosure indicating where an investor can obtain the financial statements for each Fund’s largest equity holding.

Response: The requested change will be made in ProShares Trust’s future annual and semiannual reports.

16.	Comment: Please explain why certain Funds (ProShares Russell 2000 Dividend Growers ETF, ProShares Ultra Gold Miners, ProShares UltraShort Gold Miners, ProShares Ultra Junior Minors, ProShares UltraShort Junior Minors) did not disclose Printing and Shareholder reporting expenses and certain other Funds (ProShares CDS Short North American HY Credit ETF) did not disclose Listing, Data and related fees in their Statement of Operations in the annual report of ProShares Trust.

Response: The referenced Funds over accrued for Printing costs and/or Listing, Data, and related fees, as applicable, in a prior period. When the Funds reversed those over accruals, the amount reversed was larger than the current year’s accrued fees. As a result, it appears that no expenses in those categories were accrued in current year.

17.	Comment: With reference to the prospectus of ProShares Trust, please explain why each of the Ultra International Funds have a Principal Investment Strategy to invest in common stock issued by public companies, but the funds do not appear to have invested in common stock for the past several years.

Response: The description of “Principal Investment Strategies” for each Fund notes that each Fund “invests in securities and derivatives” and further clarifies this disclosure by stating that each Fund seeks to remain fully invested in “securities and/or financial instruments.” This latter disclosure is intended to clarify that a Fund may be fully invested in securities or derivatives. In recognition of the Staff’s comment, the Registrant will revise the disclosure to more clearly reflect that each Fund may invest in securities or derivatives.

18.	Comment: With reference to the Citi Corporate Investment Grade (Treasury Rate-Hedged) Index – Composition chart in the Management Discussion of Fund Performance section of ProShares Investment Grade-Interest Rate Hedged in the annual report of ProShares Trust, please explain why the Index has a 57.8% concentration in the Industrials industry and less than 10% of the Fund’s investments are in the Industrials industry when the Fund’s prospectus states that “The Fund will concentrate its investments in a particular industry or group of industries, country or region to approximately the same extent as the Index is so concentrated.” Please explain why it is appropriate to show the composition of the Index in the MDFP when the composition of the Fund is significantly different. Please also explain why the Prospectus states that the Index’s long exposure was concentrated in the Financials industry, but not the Industrials industry even though 57.8% of the Index’s Investment Grade Bonds are in the Industrials industry.

Response: Financials Industry Debt Risk is disclosed in the Principal Risks section of the Fund’s prospectus because the Fund’s underlying index is concentrated in the Financials Industry (GICS Level 1) as of May 31, 2016. In recognition of the Staff’s comment, the Registrant has revised the disclosure in the Fund’s prospectus.

19.	Comment: With reference to the NASDAQ-100 Index – Composition chart in the Management Discussion of Fund Performance section of ProShares UltraPro QQQ in the annual report of ProShares Trust, please explain why the Index has a 56.1% concentration in the Information Technology industry and the Fund has a 34.1% concentration in the Information Technology industry when the Fund’s prospectus states that “The Fund will concentrate its investments in a particular industry or group of industries to approximately the same extent as the Index is so concentrated.”

Response: The difference in the referenced Fund’s disclosure in the Management Discussion of Fund Performance section and the Statement of Investments is due to different classification “levels”. The Statement of Investments uses a more detailed Global Industry Classification Standard (GICS) level than does the MDFP. The Fund does concentrate its investments in a particular industry to approximately the same extent as its underlying index.

20.	Comment: The Schedule of Portfolio Investments of ProShares USD Covered Bond in the annual report of ProShares Trust discloses that the Fund invests 36.5% of its net assets in Australia, 32.2% in Canada and 30.5% in Europe. In light of the foregoing, please explain why the Fund’s prospectus includes a Principal Risk for Canadian Investment Risk, but the risks of investing in Australia and Europe are included under Geographic Concentration Risk.

Response: The risks of investing in Canada, Australia and Europe are disclosed in the Principal Risks section of the Fund’s prospectus. In recognition of the Staff’s comment, in future filings the Registrant will separately caption the risks of investing in Australia and Europe.

21.	Comment: The Schedule of Portfolio Investments of ProShares Short Term USD Emerging Markets Bond ETF in the annual report of ProShares Trust discloses that the Fund is concentrated in Eastern Europe and Latin America. In light of the foregoing, please explain why the Fund’s prospectus includes a Principal Risk for Eastern European Investment Risk, but the risks of investing in Latin America are included under Eastern European Investments Risk.

Response: The risks of investing in in Eastern Europe and Latin America are disclosed in the Principal Risks section of the Fund’s prospectus. In recognition of the Staff’s comment, in future filings the Registrant will separately caption the risks of investing in Latin America.

22.	Comment: The Tax Return of Capital—Section 19 Notice portion of the Misc. Information (Unaudited) section in the annual report of ProShares Trust discloses that distributions from ProShares DJ Brookfield Global Infrastructure ETF, ProShares German Sovereign/Sub-Sovereign ETF and ProShares Ultra Telecommunications include returns of capital. The Fact Sheets for these Funds use the term “dividend yield” when discussing the Funds’ distributions. If these Funds are returning capital to investors, please revised the Fact Sheets.

Response: The Registrant does not publish a “dividend yield” on the Fact Sheet for any of the referenced Funds. The Registrant does publish the index dividend yield, which is obtained from the index provider.

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We hope that these responses and revised disclosures adequately address your comments.

If you or any other SEC staff member should have any further comments or questions regarding these filings, please contact me at (240) 497-6578.

Very truly yours,

/s/ Robert J. Borzone, Jr.
Vice President and Legal Counsel
ProShare Advisors LLC